| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
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| 8-66878 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Mitchell Energy Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9105 Moss Farm Ln
(No. and Street)

| Dallas | TX | 75243 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Michael Mitchell | 469-916-7484 | mmitchell@mitchellenergypartners.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC
(Name – if individual, state last, first, and middle name)

| 5179 CR 1026 | Celeste | TX | 75423 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 02/24/2009 | 3366 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, Michael Mitchell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Mitchell Energy Advisors, LLC., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Michael Mitchell

Title:
Chief Financial Officer

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**MITCHELL ENERGY ADVISORS, LLC**

**FINANCIAL REPORT**

**YEAR ENDED DECEMBER 31, 2025**

**MITCHELL ENERGY ADVISORS, LLC**

**FINANCIAL REPORT**

**YEAR ENDED DECEMBER 31, 2025**

**TABLE OF CONTENTS**





PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Mitchell Energy Advisors, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Mitchell Energy Advisors, LLC as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mitchell Energy Advisors, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Mitchell Energy Advisors, LLC's management. Our responsibility is to express an opinion on Mitchell Energy Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mitchell Energy Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Mitchell Energy Advisors, LLC's financial statements. The supplemental information is the responsibility of Mitchell Energy Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

We have served as Mitchell Energy Advisors, LLC's auditor since 2025.

Celeste, Texas
February 17, 2026

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

## MITCHELL ENERGY ADVISORS, LLC
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2025

*Assets*

| | | |
|---|---|---|
| Cash | $ | 53,517 |
| Accounts receivable | | 20,000 |
| | | |
| Total Assets | $ | 73,517 |

*Liabilities and Member's Equity*

| | | |
|---|---|---|
| Liabilities | $ | - |
| | | |
| Member's Equity | | 73,517 |
| | | |
| Total Liabilities and Member's Equity | $ | 73,517 |

The accompanying notes are an integral part of the financial statements.

**MITCHELL ENERGY ADVISORS, LLC**
**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED DECEMBER 31, 2025**

| | | |
|---|---|---|
| *Revenues:* | | |
| Merger and acquisition services | $ | 545,000 |
| Reimbursed expenses | | 3,021 |
| Total revenue | | 548,021 |
| *Expenses:* | | |
| Compensation and related costs | | 59,639 |
| Technology and communications | | 40,652 |
| Occupancy and equipment | | 13,149 |
| Regulatory fees and expenses | | 2,080 |
| Professional fees | | 84,510 |
| Travel, meals and entertainment | | 293,113 |
| Other expenses | | 22,605 |
| Total expenses | | 515,748 |
| Net income | $ | 32,273 |

The accompanying notes are an integral part of the financial statements.

# MITCHELL ENERGY ADVISORS, LLC
# STATEMENT OF CHANGES IN MEMBER'S EQUITY
# YEAR ENDED DECEMBER 31, 2025

| | | |
|---|---|---|
| Balance at December 31, 2024 | $ | 41,244 |
| Net income | | 32,273 |
| Balance at December 31, 2025 | $ | 73,517 |

The accompanying notes are an integral part of the financial statements.

**MITCHELL ENERGY ADVISORS, LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2025**

**Cash flows from operating activities:**

| | | |
|---|---|---:|
| Net income | $ | 32,273 |
| Adjustments required to reconcile net income | | |
| to net cash provided by in operating activities: | | |
| (Increase) decrease in operating assets: | | |
| Accounts receivable | | (5,000) |
| Due from related party | | 13,300 |
| | | |
| Net cash provided by operating activities | | 40,573 |
| | | |
| Net increase in cash | | 40,573 |
| Cash - beginning of year | | 12,944 |
| | | |
| Cash - end of year | $ | 53,517 |

**Supplemental Disclosures of Cash Flow Information:**

Cash paid during the year for :

| | | |
|---|---|---:|
| Income taxes - state | $ | - |
| Interest | $ | - |

The accompanying notes are an integral part of the financial statements.

## 1. NATURE OF BUSINESS

Nature of Business

Mitchell Energy Advisors, LLC (the Company) is a limited liability company organized in the State of Texas, in March 2003 and is a wholly-owned subsidiary of Mitchell Energy Partners, LLC (the Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

The Company's operations consist primarily in providing advisory services for mergers and acquisitions for companies in the oil and gas industry.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of providing advisory services for mergers and acquisitions. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment financial information is identical to that presented in the accompanying financial statements.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Revenue Recognition

*Significant Judgements*

Revenue from contracts with customers includes advisory services on mergers and acquisitions (M&A). The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

*Merger and Acquisition Services*

The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligation is simultaneously provided by the Company and consumed by the customer. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2025, there were no contract liabilities.

*Reimbursed Expenses*

The Company incurs certain expenses related to advisory services on mergers and acquisitions which are reimbursed by customers and such reimbursements are included in revenue when incurred.

### Current Expected Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments — Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense. The Company's financial assets are primarily receivables for M&A advisory services. As of December 31, 2025, the Company determined that no allowance for credit losses is necessary.

### Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. The Company's taxable income or loss is included in the tax return of its Parent's member; therefore, federal income taxes are not payable by or provided for by the Company.

The Company is subject to state income taxes.

### 3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $53,517, which was $48,517 in excess of its net capital requirement of $5,000. The Company's net capital ratio was zero to 1.

### 4. OFFICE LEASE/RELATED PARTY TRANSACTIONS

The member of the Parent provides office space for the Company under a month-to-month lease at no cost to the Company.

### 5. CONCENTRATIONS

For the year ended December 31, 2025, the Company's merger and acquisition services revenue was earned from seven customers at 48%, 14%, 11%, 11%, and remaining under 10% each, respectively, and the Company's accounts receivable is due from one customer.

### 6. CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

### 7. SUBSEQUENT EVENTS

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2025, through February 17, 2026, the date which the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements at December 31, 2025.

## MITCHELL ENERGY ADVISORS, LLC
### SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17A-5
### DECEMBER 31, 2025

**Computation of Net Capital**

| | | |
|---|---|---:|
| Member's equity qualified for net capital | $ | 73,517 |
| | | |
| Non-allowable assets: | | |
|     Accounts receivable | | 20,000 |
| | | |
| Total non-allowable assets | | 20,000 |
| | | |
| Net capital | $ | 53,517 |
| | | |
| Aggregate indebtedness: | $ | - |
| | | |
| Minimum net capital requirement - the greater of $5,000 | | |
|     or 6 2/3% of aggregate indebtedness | $ | 5,000 |
| | | |
| Excess net capital | $ | 48,517 |
| | | |
| Ratio of aggregate indebtedness to net capital | | zero to 1 |

**Reconciliation of Computation of Net Capital**

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2025 as filed by Mitchell Energy Advisors, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

**Statement of Changes in Liabilities Subordinated to Claims of General Creditors**

No statement is required as no subordinated liabilities existed at any time during the year.

**Statement Regarding Reserve Requirements and Possession or Control Requirements**

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. As a Non-Covered Firm, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member
Mitchell Energy Advisors, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Mitchell Energy Advisors, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Mitchell Energy Advisors, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mitchell Energy Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 17, 2026

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

# Mitchell Energy Advisors, LLC.
### 9105 Moss Farm Ln / Dallas, Texas 75243
### 469-916-7484

### Mitchell Energy Advisors, LLC. Assertions

**Mitchell Energy Advisors, LLC.** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company, (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

**Mitchell Energy Advisors, LLC.**

I, Michael Mitchell, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

*Michael Mitchell*

---
Michael Mitchell, Chief Financial Officer

January 11, 2026